                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   Form 11-K


__X__  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

       For the year ended December 31, 1997

                  OR

_____  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

       For the transition period from ____ to ____

Commission file number 1-4448

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Baxter International Inc. and Subsidiaries
                           Incentive Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Baxter International Inc.
                              One Baxter Parkway
                              Deerfield, IL 60015
                                (847) 948-2000

                           BAXTER INTERNATIONAL INC.
                               AND SUBSIDIARIES
                           INCENTIVE INVESTMENT PLAN
                           -------------------------

                           FINANCIAL STATEMENTS AND
                            ADDITIONAL INFORMATION
                            ----------------------

                          DECEMBER 31, 1997 AND 1996
                          --------------------------

                  BAXTER INTERNATIONAL INC. AND SUBSIDIARIES
                           INCENTIVE INVESTMENT PLAN
                           -------------------------

                         INDEX TO FINANCIAL STATEMENTS
                          AND ADDITIONAL INFORMATION
                          --------------------------

                                                  Page
                                                  ----
Financial Statements:

 Report of Independent Accountants                   1

 Statement of Net Assets Available for
   Benefits, with Fund Information, as of
   December 31, 1997 and 1996                      2-3

 Statement of Changes in Net Assets Available
   for Benefits, with Fund Information, for the
   years ended December 31, 1997 and 1996          4-5

Notes to Financial Statements                     6-10

Additional Information:*

 Schedule I:  Schedule of Assets Held for Investment Purposes as of
              December 31, 1997
 Schedule II: Schedule of Reportable Transactions as of December 31, 1997

*Other Schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants
                       ---------------------------------


June 25, 1998

To the Administrative Committee of
 the Baxter International Inc. and
 Subsidiaries Incentive Investment Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the "Plan") at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Price Waterhouse LLP
Chicago, Illinois

                  Baxter International Inc. and Subsidiaries
                           Incentive Investment Plan

     Statement of Net Assets Available for Benefits, with Fund Information
                            As of December 31, 1997

                                                                          Fund Information
                                           -------------------------------------------------------------------------------
                                             Stable           Baxter                            General         Allegiance
Assets                                       Income        Common Stock       Composite          Equity            Stock
------                                       ------        ------------       ---------          ------            -----
Investments, at fair value:
   Cash and cash equivalents               $  2,180,507     $  4,355,140      $ 11,273,983     $ 12,278,222    $   205,747
   Common stock                                 -            100,322,407       159,480,862      211,404,864     11,985,990
   Fixed income securities                      -                -              72,851,371        9,940,177        -
   Commingled fund                              -                -                 -                -              -
   Participant loans                            -                -                 -                -              -
                                           ------------     ------------      ------------     ------------    -----------
                                              2,180,507      104,677,547       243,606,216      233,623,263     12,191,737
                                           ------------     ------------      ------------     ------------    -----------
Group annuity and fixed income securities,
  at cost plus accrued interest             402,307,650          -                 -                -              -
                                           ------------     ------------      ------------     ------------    -----------
                                            404,488,157      104,677,547       243,606,216      233,623,263     12,191,737
                                           ------------     ------------      ------------     ------------    -----------
Receivables:
   Dividend and interest                          6,821          636,395         1,431,264          575,022         34,932
   Due from brokers for
      securities sold                           -                -                 574,628          661,662        -
                                           ------------     ------------      ------------     ------------    -----------
                                            404,494,978      105,313,942       245,612,108      234,859,947     12,226,669
                                           ------------     ------------      ------------     ------------    -----------
Liabilities
-----------
Accounts payable                              1,522,686           (3,739)          227,884          724,979          2,224
Due to brokers for
 securities purchased                           -                -                 547,665          725,974         -
                                           ------------     ------------      ------------     ------------    -----------
Net assets available for benefits          $402,972,292     $105,317,681      $244,836,559     $233,408,994    $12,224,445
                                           =============    ============      ============     ============    ===========

                                                                          Fund Information
                                          -----------------------------------------------------------------
                                             S&P 500
Assets                                    Flagship Fund      Daily EAFE           Loan                Total
------                                    -------------      ----------           ----                -----
Investments, at fair value:
   Cash and cash equivalents               $     51,339          -                 -         $   30,344,938
   Common stock                                 -                -                 -            483,194,123
   Fixed income securities                      -                -                 -             82,791,548
   Commingled fund                           95,790,906     $ 11,432,283           -            107,223,189
   Participant loans                            -                -            $ 29,059,790       29,059,790
                                           ------------     ------------      ------------   --------------
                                             95,842,245       11,432,283        29,059,790      732,613,588
                                           ------------     ------------      ------------   --------------
Group annuity and fixed income securities,
  at cost plus accrued interest                 -                -                 -            402,307,650
                                           ------------     ------------      ------------   --------------
                                             95,842,245       11,432,283        29,059,790    1,134,921,238
                                           ------------     ------------      ------------   --------------
Receivables:
   Dividend and interest                        -                -                 -              2,684,434
   Due from brokers for
      securities sold                           -                -                 -              1,236,290
                                           ------------     ------------      ------------   --------------
                                             95,842,245       11,432,283        29,059,790    1,138,841,962
                                           ------------     ------------      ------------   --------------
Liabilities
-----------
Accounts payable                                 51,838           22,196           -              2,548,068
Due to brokers for
 securities purchased                           -                -                 -              1,273,639
                                           ------------     ------------      ------------   --------------
Net assets available for benefits          $ 95,790,407     $ 11,410,087      $ 29,059,790   $1,135,020,255
                                           ============     ============      ============   ==============

The accompanying notes are an integral part of these financial statements.

                  Baxter International Inc. and Subsidiaries
                           Incentive Investment Plan
                           -------------------------

     Statement of Net Assets Available for Benefits, with Fund Information
                            As of December 31, 1996
                            -----------------------

                                                                               Fund Information
                                             ----------------------------------------------------------------------------------
                                                Stable            Baxter                             General         Allegiance
Assets                                          Income         Common Stock       Composite           Equity           Stock
------                                       ------------      ------------      ------------      ------------     -----------
Investments, at fair value:
   Cash and cash equivalents                 $  9,128,614      $ 2,795,702       $  9,267,521      $ 11,117,827     $   516,207
   Common stock                                   -             85,583,564        126,630,114       169,719,322      10,569,878
   Fixed income securities                        -                -               37,048,567         7,075,801         -
   Commingled fund                                -                -                  -                 -               -
   Participant loans                              -                -                  -                 -               -
                                             ------------      -----------       ------------      ------------    ------------
                                                9,128,614       88,379,266        172,946,202       187,912,950      11,086,085
                                             ------------      -----------       ------------      ------------    ------------
Group annuity and
 fixed income securities,
  at cost plus accrued interest               403,850,382           -                  -                -               -
                                             ------------      -----------       ------------      ------------    ------------
                                              412,978,996       88,379,266        172,946,202       187,912,950      11,086,085
                                             ------------      -----------       ------------      ------------    ------------
Receivables:
   Dividend and interest                           40,327          635,494            852,503           411,074          40,971
   Due from brokers for
     securities sold                              -                  -                209,945           281,371          36,195
                                             ------------      -----------       ------------      ------------    ------------
                                              413,019,323       89,014,760        174,008,650       188,605,395      11,163,251
                                             ------------      -----------       ------------      ------------    ------------
Liabilities
-----------
Accounts payable                                1,648,013           -                 244,475           346,742         -
Due to brokers for
 securities purchased                             -                 -                 496,923           665,982         -
                                             ------------      -----------       ------------      ------------    ------------
Net assets available for benefits            $411,371,310      $89,014,760       $173,267,252      $187,592,671    $ 11,163,251
                                             ============      ===========       ============      ============    ============

                                                                     Fund Information
                                           --------------------------------------------------------------------
                                             S&P 500
                                           Flagship Fund        Daily EAFE           Loan             Total
                                           --------------       ----------        -----------      ------------
Assets
------
Investments, at fair value:
   Cash and cash equivalents                      -                -                  -            $ 32,825,871
   Common stock                                   -                -                  -             392,502,878
   Fixed income securities                        -                -                  -              44,124,368
   Commingled fund                            $48,130,052       $9,280,569            -              57,410,621
   Participant loans                              -                -              $30,733,352        30,733,352
                                              -----------       ----------        -----------      ------------
                                               48,130,052        9,280,569         30,733,352       557,597,090
                                              -----------       ----------        -----------      ------------
Group annuity and
 fixed income securities,
  at cost plus accrued interest                   -                -                  -             403,850,382
                                              -----------       ----------        -----------      ------------
                                               48,130,052        9,280,569         30,733,352       961,447,472
                                              -----------       ----------        -----------      ------------
Receivables:
   Dividend and interest                          -                -                  -               1,980,369
   Due from brokers for
     securities sold                              -                -                  -                 527,511
                                              -----------       ----------        -----------      ------------
                                               48,130,052        9,280,569         30,733,352       963,955,352
                                              -----------       ----------        -----------      ------------
Liabilities
-----------
Accounts payable                                   12,834            7,903            -                2,259,967
Due to brokers for
 securities purchased                              -                -                 -                1,162,905
                                               -----------       ----------        -----------      ------------
Net assets available for benefits              $48,117,218       $9,272,666        $30,733,352      $960,532,480
                                               ===========       ==========        ===========      ============

  The accompanying notes are an integral part of these financial statements.

                  Baxter International Inc. and Subsidiaries
                           Incentive Investment Plan
                           -------------------------
Statement of Changes in Net Assets Available for Benefits, with Fund Information
                     For the year ended December 31, 1997
                     ------------------------------------

                                                                                Fund Information
                                                    -------------------------------------------------------------------------
                                                       Stable         Baxter                        General       Allegiance
                                                       Income      Common Stock     Composite        Equity          Stock
                                                       ------      ------------     ---------        ------          -----
Additions to net assets attributed to:
Investment income:
  Interest                                          $ 28,144,140   $    176,418    $  4,038,737   $  1,090,644    $    14,236
  Dividends                                              -            2,176,594       2,374,095      3,147,057        143,273
  Net appreciation in fair value of assets               -           18,189,607      41,239,800     52,204,258      2,704,303
                                                    ------------   ------------    ------------   ------------    -----------
                                                      28,144,140     20,542,619      47,652,632     56,441,959      2,861,812
                                                    ------------   ------------    ------------   ------------    -----------
Contributions:
  Loan repayments                                      6,645,537      2,831,038       1,542,604      2,044,847        -
  Employer contributions                               5,025,766      3,152,669       1,995,587      2,645,313        -
  Employee contributions                              12,158,515      2,051,832       7,751,069     10,274,674        -
                                                    ------------   ------------    ------------   ------------    -----------
                                                      23,829,818      8,035,539      11,289,260     14,964,834        -
                                                    ------------   ------------    ------------   ------------    -----------
Transfers from other plans                             4,507,796        901,161       4,457,970      5,909,402        -
                                                    ------------   ------------    ------------   ------------    -----------
Total additions                                       56,481,754     29,479,319      63,399,862     77,316,195      2,861,812
                                                    ------------   ------------    ------------   ------------    -----------
Deductions from net assets attributed to:
Benefits paid                                         35,186,418      6,670,504      10,643,589     14,108,944        771,313
Loans issued                                           5,225,316      2,153,554       1,608,332      2,131,976        173,016
Plan expenses                                          1,878,181        169,553       1,109,770      1,666,843         28,923
                                                    ------------   ------------    ------------   ------------    -----------
Total deductions                                      42,289,915      8,993,611      13,361,691     17,907,763        973,252
                                                    ------------   ------------    ------------   ------------    -----------
Net increase prior to interfund transfers             14,191,839     20,485,708      50,038,172     59,408,431      1,888,560
Interfund transfers                                  (22,590,857)    (4,182,787)     21,531,136    (13,592,109)      (827,366)
                                                    ------------   ------------    ------------   ------------    -----------
Net increase (decrease)                               (8,399,018)    16,302,921      71,569,307     45,816,323      1,061,194
Net assets available for benefits:
  Beginning of year                                  411,371,310     89,014,760     173,267,252    187,592,671     11,163,251
                                                    ------------   ------------    ------------   ------------    -----------
  End of year                                       $402,972,292   $105,317,681    $244,836,559   $233,408,994    $12,224,445
                                                    ============   ============    ============   ============    ===========

                                                                            Fund Information
                                               ---------------------------------------------------------------------------
                                               S&P 500 Flagship Fund      Daily EAFE            Loan               Total
                                               ---------------------      ----------            ----               -----
Additions to net assets attributed to:
Investment income:
  Interest                                             -                     -             $  2,638,715       $   36,102,890
  Dividends                                            -                     -                  -                  7,841,019
  Net appreciation in fair value of assets          $19,798,119          $    10,033            -                134,146,120
                                                    -----------          -----------       ------------       --------------
                                                     19,798,119               10,033          2,638,715          178,090,029
                                                    -----------          -----------       ------------       --------------
Contributions:
  Loan repayments                                     1,000,912              146,848        (14,211,786)             -
  Employer contributions                              1,697,251              357,563            -                 14,874,149
  Employee contributions                              6,167,166            1,348,271            -                 39,751,527
                                                    -----------          -----------       ------------       --------------
                                                      8,865,329            1,852,682        (14,211,786)          54,625,676
                                                    -----------          -----------       ------------       --------------
Transfers from other plans                            4,207,626            1,420,428            586,911           21,991,294
                                                    -----------          -----------       ------------       --------------
Total additions                                      32,871,074            3,283,143        (10,986,160)         254,706,999
                                                    -----------          -----------       ------------       --------------
Deductions from net assets attributed to:
Benefits paid                                         4,098,352              593,999          3,114,377           75,187,496
Loans issued                                            972,576              162,205        (12,426,975)             -
Plan expenses                                           153,025               25,433            -                  5,031,728
                                                    -----------          -----------       ------------       --------------
Total deductions                                      5,223,953              781,637         (9,312,598)          80,219,224
                                                    -----------          -----------       ------------       --------------
Net increase prior to interfund transfers            27,647,121            2,501,506         (1,673,562)         174,487,775
Interfund transfers                                  20,026,068             (364,085)           -                    -
                                                    -----------          -----------       ------------       --------------
Net increase (decrease)                              47,673,189            2,137,421         (1,673,562)         174,487,775
Net assets available for benefits:
  Beginning of year                                  48,117,218            9,272,666         30,733,352          960,532,480
                                                    -----------          -----------       ------------       --------------
  End of year                                       $95,790,407          $11,410,087       $ 29,059,790       $1,135,020,255
                                                    ===========          ===========       ============       ==============

  The accompanying notes are an integral part of these financial statements.

                  Baxter International Inc. and Subsidiaries
                           Incentive Investment Plan
                           -------------------------
Statement of Changes in Net Assets Available for Benefits, with Fund Information
                     For the year ended December 31, 1996
                     ------------------------------------

                                                                                  Fund Information
                                                           -------------------------------------------------------------------------
                                                               Stable          Baxter                       General      Allegiance
                                                               Income       Common Stock     Composite       Equity        Stock
                                                               ------       ------------     ---------       ------        ------
Additions to net assets attributed to:
Investment income:
  Interest                                                  $ 33,958,845   $     102,622   $  4,014,081   $  1,514,701   $     6,451
  Dividends                                                         -          2,889,156      2,612,632      3,200,197        38,652
  Net appreciation (depreciation) in fair value of assets        (18,000)   (19,034,110)     20,213,479     29,160,527    11,251,301
                                                            ------------   ------------    ------------   ------------   -----------
                                                              33,940,845    (16,042,332)     26,840,192     33,875,425    11,296,404
                                                            ------------   ------------    ------------   ------------   -----------
Contributions:
  Loan repayments                                              8,958,416      4,184,487       3,190,237      1,066,684          -
  Employer contributions                                       8,362,213      5,450,393       4,970,296      1,129,326          -
  Employee contributions                                      18,304,100      2,604,822       8,746,406     14,510,088          -
                                                            ------------   ------------    ------------   ------------   -----------
                                                              35,624,729     12,239,702      16,906,939     16,706,098          -
                                                            ------------   ------------    ------------   ------------   -----------
Total additions                                               69,565,574     (3,802,630)     43,747,131     50,581,523    11,296,404
                                                            ------------   ------------    ------------   ------------   -----------
Deductions from net assets attributed to:
Benefits paid                                                 42,989,870      6,223,522      11,557,822     16,685,269       155,668
Loans issued                                                  10,798,524      5,340,510       4,169,569      1,872,314        47,439
Plan expenses                                                  2,561,596        235,584         973,998      1,104,861         2,717
Transfer to/from other plans, net                             98,886,872     21,682,677      61,311,506     47,340,204          -
                                                            ------------   ------------    ------------   ------------   -----------
Total deductions                                             155,236,862     33,482,293      78,012,895     67,002,648       205,824
                                                            ------------   ------------    ------------   ------------   -----------
Net (decrease) increase prior to interfund transfers         (85,671,288)    (37,284,923)   (34,265,764)   (16,421,125)   11,090,580
Interfund transfers                                          (27,579,542)     8,278,557      (5,474,206)    (6,227,699)       72,671
                                                            ------------   ------------    ------------   ------------   -----------
Net increase (decrease)                                      113,250,830)   (29,006,366)    (39,739,970)   (22,648,824)   11,163,251
Net assets available for benefits:
  Beginning of year                                          524,622,140    118,021,126     213,007,222    210,241,495          -
                                                            ------------   ------------    ------------   ------------   -----------
  End of year                                               $411,371,310   $ 89,014,760    $173,267,252   $187,592,671   $11,163,251
                                                            ============   ============    ============   ============   ===========

                                                                                     Fund Information
                                                           ---------------------------------------------------------------
                                                              S&P 500
                                                           Flagship Fund     Daily EAFE           Loan               Total
                                                           -------------     ----------           ----               -----
Additions to net assets attributed to:
Investment income:
  Interest                                                  $     2,278      $       694      $  3,952,088      $   43,551,760
  Dividends                                                        -                 -                   -           8,740,637
  Net appreciation (depreciation) in fair value of assets     6,880,137          359,585                 -          48,812,919
                                                            -----------      -----------      ------------      --------------
                                                              6,882,415          360,279         3,952,088         101,105,316
                                                            -----------      -----------      ------------      --------------
Contributions:
  Loan repayments                                               703,512          121,749       (18,225,085)               -
  Employer contributions                                      1,310,452          301,668                 -          21,524,348
  Employee contributions                                      4,400,661        1,042,372                 -          49,608,449
                                                            -----------      -----------      ------------      --------------
                                                              6,414,625        1,465,789       (18,225,085)         71,132,797
                                                            -----------      -----------      ------------      --------------
Total additions                                              13,297,040        1,826,068       (14,272,997)        172,238,113
                                                            -----------      -----------      ------------      --------------
Deductions from net assets attributed to:
Benefits paid                                                 2,492,141          758,885         1,981,730          82,844,907
Loans issued                                                    875,094          126,102       (23,229,552)               -
Plan expenses                                                    91,280           28,086                 -           4,998,122
Transfer to/from other plans, net                            15,511,724        3,343,106        19,543,188         267,619,277
                                                            -----------      -----------      ------------      --------------
Total deductions                                             18,970,239        4,256,179        (1,704,634)        355,462,306
                                                            -----------      -----------      ------------      --------------
Net (decrease) increase prior to interfund transfers         (5,673,199)      (2,430,111)      (12,568,363)       (183,224,193)
Interfund transfers                                          25,002,455        5,758,396           169,368                -
                                                            -----------      -----------      ------------      --------------
Net increase (decrease)                                      19,329,256        3,328,285       (12,398,995)       (183,224,193)
Net assets available for benefits:
  Beginning of year                                          28,787,962        5,944,381        43,132,347       1,143,756,673
                                                            -----------      -----------      ------------      --------------
  End of year                                               $48,117,218      $ 9,272,666      $ 30,733,352      $  960,532,480
                                                            ===========      ===========      ============      ==============

  The accompanying notes are an integral part of these financial statements.

                  BAXTER INTERNATIONAL INC. AND SUBSIDIARIES
                           INCENTIVE INVESTMENT PLAN
                           -------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------


NOTE 1 - GENERAL DESCRIPTION OF THE PLAN
----------------------------------------

The following brief description of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan allows tax deferred contributions in compliance with Section 401(k) of the Internal Revenue Code. Eligible participants may make pre-tax contributions up to 12% of their eligible annual compensation within certain limitations. The Plan sponsor, Baxter International Inc. ("Baxter"), matches contributions of their respective employees up to a maximum of 3% of compensation. Participant contributions are fully vested at all times. Vesting in the Plan sponsor matching contributions is based on years of continuous service. A participant vests in annual increments of 20% and is 100 percent vested after five years of credited service.

Upon enrollment in the Plan, a participant may direct contributions in any of six investment options: Stable Income, Baxter Common Stock, Composite, General Equity, S&P 500 Flagship and Daily EAFE. The Allegiance Common Stock fund was added in 1996 to allow participants to receive a stock dividend that consisted of one Allegiance Healthcare Corporation ("Allegiance") share for every five shares of Baxter stock owned as of September 26, 1996. Participants are not able to make contributions to this fund.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred. Plan investments, other than group annuity contracts, are stated at fair value determined as follows:

U.S. government and government    Value based on the last reported
agency issues                     sale price from a national security
                                  exchange on the valuation date

Corporate and other bonds         Value based on the last reported
                                  sale price from a national security
                                  exchange on the valuation date

Common stock:
 Traded on national exchanges     Value based on composite pricing of all
                                  national closing sales prices on the
                                  valuation date

 Traded on over-the-counter        Value based on last reported sale price
 market                            defaulting to bid quotations

Commingled investments             Value based on closing prices
                                   of the underlying securities on
                                   the valuation date

Group annuity contracts            Value based on cost plus accrued interest

Short term investments             Value based on cost which approximates fair
                                   value


Loan fund                          Participant note receivables are valued at
                                   cost which approximates fair value

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments. The financial statements reflect the net appreciation in the fair value of the Plan's investments. This net appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Amounts funded to insurance companies under various contracts are maintained in deposit accounts which are credited monthly with earnings on the underlying investments and charged for Plan withdrawals and expenses. These contracts are reported in the financial statements at contract value, which represents contributions made under the contracts, plus earnings, less withdrawals and expenses, because they are considered fully benefit responsive. The fair values at December 31, 1997 and 1996 approximate the contract values and the average yields and crediting interest rates were between 7%-8% for 1997 and 1996.

Employee contributions and matching contributions are recorded in the period in which they are earned by participants.

Accounts receivable from or payable to broker consists of the net cash value of security trades which settled after December 31, 1997 and December 31, 1996 with various brokers.


Concentration of Credit Risk
----------------------------

The Plan holds significant investments under contracts with insurance companies that subject the Plan to credit risk. The Plan does not generally require collateral for these contracts and does not anticipate a failure of the insurance companies to meet their obligations established under these contracts.


Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.


NOTE 3 - ELIGIBILITY REQUIREMENTS
---------------------------------

Employees become eligible to participate in the Plan as of the first day of the month following one calendar month of employment for 1996 through June 30, 1997. Effective July 1, 1997, employees become eligible to participate in the Plan on the first day following one year of employment. Eligible employees are those who meet the following requirements:

     1. U.S. employees of Baxter or its subsidiaries which have adopted the Plan.

      2. U.S. employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan.

      3.   U.S. employees who are not leased employees.


NOTE 4 - ADMINISTRATION OF THE PLAN
-----------------------------------

State Street Bank and Trust Company serves as trustee for the Plan.

The Administrative Committee administers the Plan. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter and are employees of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid for from the assets of the Plan.


NOTE 5 - INVESTMENTS
--------------------

Investments representing five percent or more of the Plan's assets at December 31, 1997 and 1996 are summarized as follows:

                                                       December 31, 1997               December 31, 1996
                                                -----------------------------    ----------------------------
                                                    Fair                             Fair
                                                    Value            Cost            Value           Cost
                                                --------------   ------------    ------------    ------------
Baxter Common Stock, 1,989,044 shares and
  2,087,404 shares at December 31, 1997
  and 1996, respectively                        $  100,322,407    $59,136,931     $85,583,564     $50,620,588
S&P 500 Flagship                                    95,790,906     70,703,628      48,130,052      40,095,685
Bernstein Fixed Income Portfolio                    79,644,686     79,644,686      77,670,225      77,670,225
Loomis Fixed Income Portfolio                       81,817,235     81,817,235      78,783,217      78,783,217
PIMCO Fixed Income Portfolio                        49,751,369     49,751,369      48,545,046      48,545,046


Investments are segregated into various investment funds as follows:

                                                       December 31, 1997               December 31, 1996
                                                -----------------------------    ----------------------------
                                                    Fair                             Fair
                                                    Value            Cost            Value           Cost
                                                --------------   ------------    ------------    ------------
Stable Income Fund                              $  402,972,292   $402,134,169    $412,978,996    $412,978,996
Baxter Common Stock Fund                           105,317,681     63,492,071      88,379,266      53,416,290
Composite Fund                                     244,836,559    200,529,634     172,946,202     139,647,020
General Equity Fund                                233,408,994    178,538,875     187,912,950     143,546,464
Allegiance Stock Fund                               12,224,445      1,109,093      11,086,085       1,192,176
S&P 500 Flagship Fund                               95,790,407     70,703,628      48,130,052      40,095,685
Daily EAFE Fund                                     11,410,087     11,156,877       9,280,569       8,817,304
Loan Fund                                           29,059,790     29,059,790      30,733,352      30,733,352
                                                --------------   ------------    ------------    ------------
                                                $1,135,020,255   $956,724,137    $961,447,472    $830,427,287
                                                ==============   ============    ============    ============

During 1997 and 1996, the change in unrealized appreciation of the investments was $44,762,843 and $60,942,050, respectively. The realized gain (loss) on sale of investments during 1997 and 1996 was $89,383,277 and ($12,129,131), respectively.

The net appreciation (depreciation) in fair value for each significant class of investment, which includes realized and unrealized gains and losses, is as follows:



                                            Year ended December 31,
                                            -----------------------
                                              1997           1996
                                              ----           ----

U.S. government and government
 agency issues                           $  2,052,326   ($  1,894,708)
Corporate and other bonds                     288,455        (595,024)
Commingled investments                     19,808,151       7,239,722
Common stock                              111,997,188      44,062,929
                                         ------------   -------------
                                         $134,146,120   $  48,812,919
                                         ============   =============

NOTE 6 - TRANSFERS OF ASSETS
----------------------------

Included in total transfers from other plans in 1997, are net assets of $19,990,353, which were transferred from the PSICOR, Inc. Retirement Savings Plan.

During 1996, net assets of $279,190,957 associated with participants of Allegiance were transferred from the Plan to the Allegiance Corporation Retirement Plan due to the spin-off of Allegiance. Also during 1996, net assets of $5,242,326 and $6,329,354 were transferred into the Plan from the Clintec 401(k) Savings Plan and PSICOR, Inc. Employee Stock Ownership Plan and Trust, respectively.

NOTE 7 - DISTRIBUTION PRIORITIES UPON TERMINATION OF THE PLAN
-------------------------------------------------------------

Upon termination of the Plan, the account balance of each participant will become 100% vested and all assets, net of expenses, will be distributed to the participants or beneficiaries.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
------------------------------------------------------------

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                         December 31,
                                                         ------------
                                                     1997           1996
                                                     ----           ----

Net assets available for benefits per the
 financial statements                           $1,135,020,255  $1,134,452,672

Amounts allocated to withdrawing participants          (89,037)          -
                                                --------------  --------------
Net assets available for benefits
 per the Form 5500                              $1,134,931,218  $1,134,452,672
                                                ==============  ==============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                Year ended
                                                            December 31, 1997
                                                            -----------------

Benefits paid to participants per the financial statements      $75,187,496
Add:  Amounts allocated to withdrawing participants at
      December 31, 1997                                              89,037
Less: Amounts allocated to withdrawing participants at
      December 31, 1996                                                   -
                                                                -----------
Benefits paid to participants per Form 5500                     $75,276,533
                                                                ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 9 - TAX STATUS OF THE PLAN
-------------------------------

The Internal Revenue Service has determined and informed the Company by a letter dated March 29, 1996 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. The Plan sponsor, Baxter, is in the process of drafting a request for a determination letter on the amended Plan. The Plan sponsor and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with applicable provisions of the IRC.

NOTE 10 - RELATED PARTIES
-------------------------

At December 31, 1997 and 1996, the Plan held units of participation in certain common/collective trust funds and short term investment funds of State Street Bank and Trust Company, the Plan Trustee, and held shares of common stock of Baxter, the Plan sponsor. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Baxter International Inc. and Subsidiaries                            Schedule I
Incentive Investment Plan                                            Page 1 of 6
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 1997


          Identity of                         Description of                Cost of                Current
             issue                              Investment                   asset                  value
-------------------------------           --------------------            -----------            -----------
Cash & cash equivalents:

*   State Street Bank
    and Trust Co.                         Short Term Inv. Fund            $30,344,938            $30,344,938
                                                                          -----------            -----------
                                                                          $30,344,938            $30,344,938
                                                                          -----------            -----------
Common stocks:

    3Com Corp                             Common Stock                    $ 2,102,539            $ 1,991,438
    Abbott Labs                           Com NPV                           2,330,632              2,353,694
    Aetna Inc                             Common Stock                      2,519,423              3,528,125
    Airtouch Communications Inc           Common Stock                        351,495                486,281
    Albany Int'l Corp                     New Class A                       1,087,210              1,219,000
    Alcan Alum Ltd                        Common Stock                      2,401,275              2,492,825
    Allegheny Energy Inc                  Common Stock                      2,607,219              2,900,820
    Allegiance Corp.                      Common Stock                        903,346             11,985,990
    Allmerica Financial Corp              Common Stock                        632,100              1,503,119
    Allstate Corp                         Common Stock                      1,024,251              3,544,125
    Ambac Finl Group Inc                  Common Stock                        726,060              1,656,000
    Amerada Hess Corp                     Com NPV                             773,042                806,663
    American Elec Pwr Inc                 Common Stock                      4,607,246              5,735,538
    American Gen Corp                     Common Stock                      1,067,357              1,589,438
    American Grettings Corp               Cl A                              2,016,284              2,464,875
    American Home Products Corp           Common Stock                      2,202,371              2,363,850
    American Std Cos Inc Del              Common Stock                      1,152,939              1,149,375
    Amgen Inc                             Common Stock                        574,952                627,850
    Amp Inc                               Common Stock                        900,772                751,800
    Analog Devices Inc                    Common Stock                        763,017                878,607
    Anheuser Busch Cos Inc                Common Stock                        693,572              1,240,800
    Applied Materials Inc                 Common Stock                        293,720                617,563
    Arrow Electrs Inc                     Common Stock                      1,871,705              2,153,850
    Atmel Corp                            Common Stock                        842,009                608,850
    Autozone Inc                          Common Stock                      1,217,112              1,487,700
    Avnet Inc                             Common Stock                      1,017,934              1,320,000
    Baker Hughes Inc                      Common Stock                      1,342,032              1,304,388
    Banc One Corp                         Common Stock                      1,356,176              2,717,798
    Banc One Corp                         Common Stock                      2,226,461              3,557,469
    Baxter International Inc              Common Stock                      1,358,510              1,402,163
    Baxter International Inc              Common Stock                     59,136,931            100,322,407
    Bear Stearns Cos Inc                  Common Stock                      1,169,187              1,220,750
    BergenBrunswig Corp                   Class A                             398,407                641,353
    Bestfoods                             Common Stock                        834,530                948,200
    Betzdearborn Inc                      Rts call thru 9/19/98               983,146                928,150
    Beverly Enterprises Inc               Common Stock New                  1,033,798              1,716,000
    Biogen Inc                            Common Stock                        492,309                640,200
    Borg Warner Automotive Inc            Common Stock                      1,705,595              2,444,000
    Boston Scientific Corp                Common Stock                      1,060,104                935,850
    Bristol Myers Squibb Co               Common Stock                      1,666,513              1,996,588
    Browning Ferris Inds Inc              Common Stock                      2,032,154              2,316,200
    Cadence Design Sys Inc                Common Stock                        391,556                524,300
    Canadian Pac Ltd New                  Common Stock                      2,934,286              4,700,625

*   Party-in-interest


Baxter International Inc. and Subsidiaries
Incentive Investment Plan                                            Schedule I
Line 27a Form 5500 - Schedule of Assets Held for                     Page 2 of 6
 Investment Purposes
December 31, 1997


         Identity of                          Description of                        Cost of            Current
            issue                               Investment                           asset              value
------------------------------      ----------------------------------          ---------------   -----------------
Carnival Corp                       Common Stock                                        934,484           1,733,238
Centex Corp                         Common Stock                                        524,955           1,139,169
Century Tel Enterprises Inc         Common Stock                                      2,586,142           4,234,063
Champion Int'l Corp                 Common Stock                                      3,485,004           2,813,906
Chase Manhattan Corp New            Common Stock                                        528,799           1,894,350
Chubb Corp                          Common Stock                                      2,745,567           4,000,563
Cigna Corp                          Common Stock                                      2,550,264           6,126,413
Cisco Sys Inc                       Common Stock                                        954,636           2,165,888
Clear Channel Communications        Common Stock                                        776,849           1,000,913
Compaq Computer Corp                Common Stock                                      5,418,163           7,754,513
Computer Association Int'l Inc      Common Stock                                        857,124           1,475,213
Computer Sciences Corp              Common Stock                                      1,614,058           1,887,100
Crown Cork + Seal Inc               Common Stock                                        924,058             887,213
CSX Corp                            Common Stock                                      2,542,500           2,543,400
CVS Corp                            Common Stock                                        390,002             582,969
Department 56 Inc                   Common Stock                                        821,200           1,092,500
Dole Food Inc                       Common Stock                                        549,820             608,475
DQE                                 Common Stock                                      1,415,868           1,563,063
Eastman Chemical Co                 Common Stock                                        226,300             232,294
Emerson Electric Co                 Common Stock                                      1,602,680           1,647,975
Enrol Corp                          Common Stock                                      1,035,819           1,309,219
Federal Express Corp                Common Stock                                        757,251           2,204,356
Federal National Mtg Assn           Common Stock                                      5,366,383          14,374,044
Federated Dept Stores Inc Del       Common Stock                                      1,299,942           1,459,819
First Data Corp                     Common Stock                                      1,554,006           1,339,650
First Health Group Corp             Common Stock                                        715,146             659,513
First UN Corp                       Common Stock                                      1,376,840           1,353,000
Fleet Financial Group Inc           Common Stock                                        811,328           2,727,725
Fleming Cos Inc                     Common Stock                                         31,948              13,438
FMC Corp                            Common Stock New                                    912,335           1,077,000
Ford Motor Co Del                   Common Stock                                      5,582,807           9,674,206
Foundational Health Sys Inc         Common Stock                                        722,051             674,830
Fruit of the Loom                   CL A                                                889,239             902,000
General Electric Co                 Common Stock                                      1,795,001           1,951,775
General Motors Corp                 CL H New                                            748,665             823,706
Golden West Financial Corp Del      Common Stock                                        646,179           1,535,656
Goodrich B F Co                     Common Stock                                        820,256           1,098,094
Goodyear Tire and Rubber            Common Stock                                        394,798             394,475
Harris Corp Del                     Common Stock                                        907,879             972,550
Hasbro Inc                          Common Stock                                      2,973,401           3,969,000
Heinz H J Co                        Common Stock                                        865,697           1,006,088
Hewlett Packard Co                  Common Stock                                      1,333,507           1,362,500
Hibernia Corp                       Common Stock                                        588,619             585,069
Hilton Hotels Corp                  Common Stock                                      1,276,052           1,306,025
Home Depot Inc                      Common Stock                                        664,301           1,389,391
Honeywell Inc                       Common Stock                                      1,044,707             945,300
Intel Corp                          Common Stock                                      2,084,050           3,105,050
International Business Machs        Common Stock                                      6,528,173          12,254,725
International Paper Co              Common Stock                                      3,331,003           2,712,563
John Alden Financial Corp           Common Stock                                      2,496,693           3,036,000
Johnson & Johnson                   Common Stock                                      1,193,743           1,258,213
Kaufman & Broad Home Corp           Common Stock                                      1,397,012           2,468,125
Keycorp New                         Common Stock                                        588,544             580,663
Leggett & Platt Co                  Common Stock                                        801,724           1,201,813

Baxter International Inc. and Subsidiaries
Incentive Investment Plan                                            Schedule I
Line 27a Form 5500 - Schedule of Assets Held for                     Page 3 of 6
 Investment Purposes
December 31, 1997


         Identity of                          Description of                        Cost of          Current
            issue                               Investment                           asset            value
-----------------------------       ----------------------------------          ---------------   -----------------
Lilly Eli & Co                      Common Stock                                      1,648,893           2,005,200
Lincoln National Corp IN            Common Stock                                      1,145,567           1,500,000
Linear Technology Corp              Common Stock                                        980,871           1,100,638
Loews Corp                          Common Stock                                      2,354,403           4,138,875
Lone Star Steakhouse & Saloon       Common Stock                                        902,000             770,000
Lowes Cos Inc                       USDO.50                                             665,968             815,456
Lubrizol Corp                       Common Stock                                      1,169,895           1,500,813
Magna International Inc             Common Stock                                      1,538,623           1,695,938
Mapco Inc                           Common Stock                                        857,498           1,369,000
May Dept Stores Co                  Common Stock                                      2,906,429           2,882,006
MBIA Inc                            Common Stock                                      4,568,161           7,843,788
McCormick & Co                      Com Non VTG                                         713,974             784,000
Mead Corp                           Common Stock                                        320,064             281,400
Mellon BK Corp                      Common Stock                                        951,622           3,213,125
Merck & Co Inc                      Common Stock                                      1,679,624           2,890,000
Merrill Lynch & Co Inc              Common Stock                                      1,173,694           1,145,119
Mgic Invt Corp Wis                  Common Stock                                        601,967             678,300
Mobil Corp                          Common Stock                                        648,567           1,155,000
Morgan Stanley Dean Witter          Common Stock New                                  3,356,530           5,374,463
National Semiconductor Corp         Common Stock                                      1,663,849           1,216,469
Nationsbank Corp                    Common Stock                                      1,526,874           2,219,656
Newell Co                           Common Stock                                      1,427,470           1,861,500
Nine West Group Inc                 Common Stock                                      1,193,213             830,000
Nord Res Corp                       Common Stock                                        -                     8,305
Occidental Pete Corp                Common Stock                                      2,303,350           2,828,656
Old Rep International Corp          Common Stock                                        388,183             978,031
Oracle Corp                         Common Stock                                      1,140,288             720,694
Owens Corning                       Common Stock                                      1,135,574             986,213
Pacificare Health Systems           Class B                                           1,716,877           1,235,422
Parametric Technology Corp          Common Stock                                      1,482,996           1,582,325
Partnerre Ltd                       Common Stock                                      1,641,197           3,594,063
Penney J C Inc                      Common Stock                                      3,518,607           4,326,216
Pepsico Inc                         Common Stock                                      2,148,447           2,393,944
Pfizer Inc                          Common Stock                                        679,869             894,750
PG&E Corp                           Common Stock                                      5,331,768           6,916,648
Pharmerica Inc                      Common Stock                                        432,505             687,087
Philip Morris Cos Inc               Common Stock                                      8,145,480          14,191,875
Polaris Inds Inc                    Common Stock                                      1,343,647           1,635,094
Procter & Gamble Co                 Common Stock                                        343,679             407,044
Puget Sound Energy Inc              Rts call thru 1/25/01                             1,252,790           1,593,900
Quantum Corp                        Common Stock                                      2,654,743           2,684,363
Raytheon Co                         CL A                                                609,250             619,238
Republic NY Corp                    Common Stock                                        229,510             424,207
Reynolds & Reynolds Co              CL A                                                820,258             767,000
RJR Nabisco Hldgs Corp              Common Stock New                                  1,834,265           2,308,163
Royal Dutch Pete Co                 NY Registry sh par n gldr 1.2                       979,428           1,933,735
Ryder Sys Inc                       Common Stock                                        360,986             501,075
Safeco Corp                         Common Stock                                      2,661,723           2,652,000
Sara Lee Corp                       Common Stock                                        804,925           1,086,831
SBC Communications Inc              Common Stock                                        670,293           1,339,816
Schlumberger Ltd                    Common Stock                                      1,186,894           1,271,900
Seagate Technology                  Common Stock                                      2,477,821           1,642,025


Baxter International Inc. and Subsidiaries
Incentive Investment Plan                                                                                               Schedule I
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes                                                    Page 4 of 6
December 31, 1997


              Identity of                    Description of                               Cost of             Current
                 issue                         Investment                                  asset               value
     ------------------------------      --------------------------------------------   ------------        ------------
     Sears Roebuck & Co                  Common Stock                                      2,008,225           1,692,350
     Service Corp Int'l                  Common Stock                                      1,406,644           1,724,981
     Solectron Corp                      Common Stock                                        924,697           1,687,438
     Southwest Airlines Co               Common Stock                                      2,877,425           4,430,038
     St. Paul Cos Inc                    Common Stock                                      2,040,303           3,134,788
     Sterling Software Inc               Common Stock                                      1,376,356           2,009,000
     Sun Inc                             Common Stock                                      1,086,741           1,493,219
     Sun Microsystems Inc                Common Stock                                      1,735,534           2,843,088
     Supervalu Inc                       Common Stock                                        802,557           1,067,813
     Tech Data Corp                      Common Stock                                        386,017             628,648
     Tellabs Inc                         Common Stock                                        478,971             481,163
     Tenet Healthcare Corp               Common Stock                                      1,298,167           1,500,563
     Teradyne Inc                        Rts call thru 3/26/00                             1,398,885           1,100,800
     Texaco Inc                          Common Stock                                        367,860             652,500
     Texas Instruments Inc               Common Stock                                      1,508,410           2,115,000
     Tidewater Co                        Common Stock                                      2,423,344           2,921,625
     Toys R Us Inc                       Common Stock                                      4,128,453           4,102,594
     Union Camp Corp                     Common Stock                                      1,684,363           1,873,962
     Union Carbide Corp                  Common Stock                                      3,759,170           3,506,920
     United Healthcare Corp              Common Stock                                      2,411,752           2,484,375
     United Technologies Corp            Common Stock                                      2,035,457           1,769,344
     Unocal Corp                         Common Stock                                        239,769             232,875
     Ust Inc                             Com USDO.50                                       3,336,964           3,948,619
     V F Corp                            Common Stock                                        630,237           1,277,063
     Varian Assoc Inc                    Common Stock                                      3,076,264           2,780,938
     Wal Mart Stores Inc                 Common Stock                                      1,894,442           3,155,000
     Warner Lambert Co                   Common Stock                                        771,976           1,116,000
     Western Digital Corp                Rts call thru 11/30/98                            1,212,964             899,500
     Westvaco Corp                       Common Stock                                      2,092,953           1,905,113
     Whirlpool Corp                      Common Stock                                        649,414             715,000
     Worldcome Inc Ga                    Common Stock                                      1,385,082           1,579,050
                                                                                        ------------        ------------
                                                                                        $335,505,357        $483,194,124
                                                                                        ------------        ------------

Fixed income securities:

     Airplanes Passthru Trust            SER 1 CL C 8.150 3/15/2019                         $364,547            $370,150
     American Airlines                   CL A 1 9.710 1/2/2007                               182,327             202,889
     AON Corp.                           6.875 10/1/1999                                     263,368             278,358
     Associates Corp. North Amer.        SR NT 6.375 8/15/1999                               652,717             652,763
     Associates Corp. North Amer.        6.450 10/15/2001                                    753,135             755,378
     Avon Energy Partners Hlds           SR NT 144A 6.730 12/11/2002                         625,000             629,313
     Banc One CR Card Master TR          Asset backed CTF Ser 95 A CL 6.150 7/15/2002        274,570             274,912
     BankAmerica Corp.                   SR NT 6.650 5/1/2001                                707,770             709,442
     BankAmerica Manufactured HSG        SR/Sub Ctf Ser 97 2 CL A 6 6.470 4/10/2015        1,300,000           1,299,594
     BCH Cayman Is. LTD                  Guar Sub NT 6.50 2/15/2006                          346,224             344,708
     California Infrastructure           PG + E1 Ser 97 1 Ctf CL A3 6.150 6/25/2002          649,927             651,828
     Columbia / HCA Healthcare Corp      Tranche SR 00014 6.870 9/15/2003                    543,923             539,270
     Continental Cablevision Inc         SR NT 8.30 5/15/2006                                308,907             327,423
     Discover Card MT 1                  7.750 4/16/2002                                     349,388             358,201
     FED HM LN PC                        G50337 7.50 10/1/2000                               542,452             542,618
     FED HM LN PC                        G50371 6.50 9/1/2001                                138,862             140,583
     FED HM LN PC                        M90496 7.00 5/1/2002                                 76,874              77,724


Baxter International Inc. and Subsidiaries
Incentive Investment Plan                                                                                               Schedule I
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes                                                    Page 5 of 6
December 31, 1997



         Identity of                      Description of                             Cost of             Current
            issue                            Investment                               asset               value
------------------------------      --------------------------------------------    ----------          ----------
FED HM LN PC                        8.000 10/01/2027                                   457,036             457,658
FED HM LN PC                        6.500 10/01/2008                                   203,107             200,361
FED HM LN PC                        6.500 12/01/2008                                   349,927             347,543
Federal Home LN MTG Multiclass      Ser 1831 CL 1831 PD 6.250 3/15/2011                531,867             544,500
Federal Home LN MTG PC GTD          Ser 1229 CL 1229 J 8.00 4/15/2007                  248,164             265,625
Federal Home LN MTG PC GTD          Ser 1308 CL 1308 J 8.500 6/15/2007                 353,008             384,013
Federal Nat'l Mtg Assn Remic        Remic TR 1992 47 CL J 8.00 2/25/2007               246,475             261,640
Federal Nat'l Mtg Assn Remic        Remic TR 1992 142 CL 152 M 7.750 8/25/2007         351,750             376,250
Federal Nat'l Mtg Assn Remic        Remic TR 1993 47C 7.00 4/25/2008                   913,047             913,779
Firststar Bk. Milwaukee Nat'l       Tranche SR 00001 6.250 12/1/2002                   949,932             948,165
FNBC 1993 A Pass thru TR            Pass thru Ctf Ser 1993 A 8.08 1/5/2018             350,000             398,852
FNMA Pool                           8.50 1/1/2002                                        1,433               1,485
FNMA Pool                           8.50 3/1/2002                                       18,399              19,037
FNMA Pool                           8.50 4/1/2002                                       12,265              12,574
FNMA Pool                           6.00 1/1/2009                                      189,548             194,496
FNMA Pool                           7.00 3/1/2024                                      410,533             412,315
FNMA Pool                           7.50 3/1/1999                                      551,705             558,350
FNMA Pool                           7.00 8/1/2023                                      682,917             675,818
FNMA Pool                           7.50 6/1/2027                                      672,003             687,964
FNMA Pool                           7.50 12/1/2027                                   1,136,026           1,139,846
FNMA Pool                           6.50 5/1/2024                                      417,881             432,599
FNMA Pool                           7.50 12/1/2010                                     201,013             204,681
FNMA Pool                           6.50 4/1/2011                                      457,208             458,923
FNMA Pool                           7.00 3/1/2027                                      785,467             795,270
GNMA Pool                           7.00 4/15/2024                                     292,251             298,429
GNMA Pool                           7.50 4/15/2027                                     120,650             124,505
GNMA Pool                           11.50 4/15/2013                                      1,788               2,045
GNMA Pool                           9.00 11/15/2016                                    322,238             318,196
GNMA Pool                           9.50 12/15/2021                                    205,749             206,288
GNMA Pool                           7.00 12/15/2023                                    128,024             132,316
GNMA Pool                           9.00 10/15/2017                                    461,058             468,211
Green Tree Financial Corp.          Ser 1995 7 CL A5 6.950 10/15/2026                  349,863             355,467
Gruma SA DE CV                      7.625 10/15/2007                                   499,160             491,330
IMC Home Equity LN TR               Ser 1997 3 Pass thru Ctf CL 9A 7.08 8/20/2028      599,970             612,375
International Business Machs        7.50 6/15/2013                                     299,684             299,115
Jet Equip TR                        SR NT CL A 1995 B 144A 7.63 8/15/2012              271,376             291,670
La Quinta Inns Inc.                 SR NT 7.25 3/15/2004                               268,604             281,669
LCI International Inc.              SR NT 7.25 6/15/2007                               498,795             518,150
Lehman Bros Inc.                    SR Sub NT 1.00 12/15/2003                          402,324             417,484
Lehman Brothers Hldgs Inc.          Tranche 00268 6.150 12/20/1999                     949,259             948,196
Mashantucket Western Pequot         Taxable SPL REV BD SER A 144A 6.910 9/1/2012       500,000             516,075
MBNA Master CR Card TR              SER 1992 2A 6.20 8/15/1999                          41,602              41,575
MBNA Master CR Card TR              SER 1993 3 Asset Backe CTF5.40 9/15/2000           353,719             347,701
Medpartners Inc.                    SR NT 7.375 10/1/2006                              138,818             138,047
Merry LD & Invt. Inc.               NT 7.250 6/15/2005                                 348,467             359,191
Morgan Stanley Group Inc            Shelf 17 6.875 3/1/2007                            348,744             357,613
Peoples Bank Bridgeport CT          Sub NT 7.20 12/1/2006                              348,789             358,183
Praxair Inc.                        DEB 8.70 7/15/2022                                 375,000             412,680
Railcar TR NO                       NO 1992 1 TR NT 7.75 6/1/2004                      420,215             441,473
Residential Accredit Ins Inc.       Mtg Ctf Ser 95 QS1 CL A2 6.90 1/25/2020            251,738             252,397
Sea GCA Rlty. Partnership L P       NT 7.25 10/21/2007                                 548,570             555,913
Simon Debartolo Group LP            NT 6.875 11/15/2006                                348,817             352,989
SLM Student LN TR                   Ln Bks NT SR 1997 3 Cla 1 F R 1.00 4/25/2006     1,121,616           1,120,430
Southwest Airlines Co               DEB 7.375 3/1/2027                                 274,007             293,953

Baxter International Inc. and Subsidiaries
Incentive Investment Plan                                             Schedule I
Line 27a Form 5500 - Schedule of Assets Held for                     Page 6 of 6
 Investment Purposes
December 31, 1997

       Identity of                                    Description of                       Cost of             Current
          issue                                         Investment                          asset               value
-----------------------------           --------------------------------------------      ----------          ----------
 Spintab AB                             Undated Sub NT Step up 144A 1.00 12/29/2049         399,360             400,120
 Standard CR Card Master TR I           SER 1993 CL 3 A 5.50 2/7/2000                       224,674             223,522
 Staples Inc.                           SR NT 7.125 8/15/2007                               498,935             507,980
 Structured Asset Secs Corp.            Coml Mtg Pass thru Ctf 97 LL 6.790 6/12/2004        757,715             763,638
 Texaco Cap Inc.                        GTDNT 7.09 2/1/2007                                 300,000             315,666
 Texas Utilities Co.                    SR NT SER A 144A 6.20 10/1/2002                     389,626             390,230
 Time Warner Entmt Co L P               SR Deb 8.375 3/15/2023                              364,697             399,413
 U.S. Treasury Bonds                    7.25PCT BND 15Aug22                              11,370,662          12,071,422
 U.S. Treasury Notes                    6.5PCT 30April99                                 10,625,767          10,613,190
 U.S. Treasury Notes                    7.5PCT 15Feb05                                    7,378,121           7,539,552
 U.S. Treasury Notes                    7.25PCT 15May04                                  10,167,236          11,178,561
 U.S. Treasury Notes                    7.00PCT 15July06                                  6,094,039           6,260,346
 United Air Lines                       Pass thru Ctf Ser 1991 A1 9.20 3/22/2008            414,773             460,159
 USA Waste Svcs Inc.                    SR NT 7.00 10/1/2004                                224,543             229,874
 Wells Fargo & Co.                      6.875 4/15/2003                                     273,171             280,830
 World Finl Network CR Card TR          Adch Ser 96 CL A 6.70 2/15/2004                     274,484             280,156
 World Svgs & Ln Assn Oakland           Calif 9.90 7/1/2000                                 273,455             286,776
 Worldcom Inc GA                        SR NT 7.75 4/1/2007                                 399,368             429,556
                                                                                    ---------------   -----------------

                                                                                        $80,092,222         $82,791,548
                                                                                    ---------------   -----------------

Common/collective trusts:

* State Street Bank & Trust Co          S + P 500 Flagship fund                         $70,703,628         $95,790,906
* State Street Bank & Trust Co          Daily EAFE fund                                  11,166,250          11,432,283
                                                                                    ---------------   -----------------

                                                                                        $81,869,878        $107,223,188
                                                                                    ---------------   -----------------

*  Participant loans                    Maturing 1/1/98 through 12/31/2007,             $      -            $29,059,790
                                        prime rate plus one percent                 ---------------   -----------------

Group annuities:

 Aetna Life Ins.                        8.930 1/2/1998                                  $24,956,429         $25,138,389
 Bernstein Fixed Income Portfolio       variable rate, open ended maturity               79,644,686          97,934,663
 Loomis Fixed Income Portfolio          variable rate, open ended maturity               81,817,235          82,834,265
 Brundage Fixed Income Portfolio        variable rate, open ended maturity               43,022,100          42,461,195
 Pimco Fixed Income Portfolio           variable rate, open ended maturiy                49,751,369          60,236,428
 Standish Ayer Wood II                  variable rate, open ended maturity               41,706,901          41,862,964
 Met Life                               7.510 6/30/1999                                  13,869,132          13,954,693
 New York Life                          7.510 6/30/1999                                   9,248,497           9,305,542
 Provident Life & Acc. Inc. Co.         7.320 7/1/1998                                    9,188,476           9,243,772
 Standish Ayer Wood                     variable rate, open ended maturity               46,748,837          50,099,377
                                                                                    ---------------   -----------------

                                                                                        399,953,662         433,071,288
 Bankers Trust                          Wrapper - open ended maturity                          -            (18,362,649)
 Chase                                  Wrapper - open ended maturity                          -             (3,056,279)
 Deutsche Bank                          Wrapper - open ended maturity                          -             (9,344,710)
                                                                                    ---------------   -----------------
                                                                                       $399,953,662      $  402,307,650
                                                                                    ---------------   -----------------
                                                                                       $927,766,057      $1,134,921,238
                                                                                    ===============   =================

* Party-in-interest

                                                                     Schedule II

                  Baxter International Inc. and Subsidiaries
                           Incentive Investment Plan
           Line 27d Form 5500 - Schedule of Reportable Transactions
                     For the year ended December 31, 1997

                 Description of
                 asset (include   Number                                           Expense                   Current Value   Net
                 interest rate      of                                             incurred                   of Asset on    Gain
 Identity of      and maturity    Trans-      Purchase       Selling     Lease       with                     Transaction     or
Party Involved  in case of loan)  actions      Price          Price      Rental  Transaction  Cost of asset      Date       (Loss)
--------------  ----------------  -------  -------------  -------------  ------  -----------  -------------  -------------  ------
State Street
Bank and Trust  Short Term
Company         Investment Fund     859    $ 377,051,381  $           -  $    -  $         -  $ 377,051,381  $ 377,051,381  $    -

State Street
Bank and Trust  Short Term
Company         Investment Fund     859    $           -  $ 379,170,149  $    -  $         -  $ 379,170,149  $ 379,170,149  $    -

                                   SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                           BAXTER INTERNATIONAL INC. AND SUBSIDIARIES
                           INCENTIVE INVESTMENT PLAN




Date: June 29, 1998        By:  /s/ Brian P. Anderson
                                ----------------------------
                                Brian P. Anderson
                                Senior Vice President and
                                Chief Financial Officer

                      CONSENT OF INDEPENDENT ACCOUNTANTS
                      ----------------------------------

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-47019) of Baxter International Inc. of our report dated June 25, 1998 appearing on page 3 of this Form 11-K.


Price Waterhouse LLP

Chicago, Illinois
June 25, 1998